May 17, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Tom Kluck, Branch Chief

Re:	Chanticleer Holdings, Inc. (File No. 333-178307) (the “Company”)

Registration Statement on Form S-1

Filed December 2, 2011 and amended on December 8, 2011, February 22, 2012 and April 12, 2012

Dear Mr. Kluck:

The purpose of this letter is to provide the Company’s response to the May 7, 2012 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

Other Countries, page 3

COMMENT 1.	We note your added disclosure about your operations in Brazil and Australia and Europe and note, specifically, that you now have agreements in place with respect to several of these locations. To the extent applicable, please expand your disclosure to provide greater detail about these agreements and plans for development, and file the agreements as appropriate under Item 601of Regulation S-K.

Response:	We do not believe additional disclosure is necessary and point you to Exhibit 10.2 of Form S-1 filed on December 2, 2011, “Form of Franchise Agreement between the Company and Hooters of America, LLC.” There are no significant differences between this agreement and the ones in place in each of these countries.

There may be a limited public market…, page 15

COMMENT 2.	We note your disclosure in the first sentence of this risk factor. Please explain which requirement(s) your stock does not currently meet for initial listing and describe your plan of remedy. We note that you applied for listing on the NASDAQ Capital Market.

Response:	There are 2 requirements we do not currently meet for listing on the NASDAQ Capital Market. The first one is to have a minimum stock price of $3.00. We have cured this with our 1 for 2 reverse stock split which was approved by our shareholders on May 11, 2012, and which upon FINRA approval will become effective. The second requirement is to have 400 shareholders which we expect to have with the completion of the Offering.

11220 Elm Lane ∙ Suite 203 ∙ Charlotte, NC 28277

Phone 704-366-5122 ∙ Fax 704-366-2463

Liquidity and Capital Resources and Going Concern, page 20

COMMENT 3.	We note your disclosure on page 21 that if you are unable to obtain funding from the Offering, you will seek other sources of interim funding and maintain current operations and complete the restaurants underway. Please expand your disclosure to more specifically describe what those other sources of funding would be.

Response:	We have expanded the disclosure on page 21 consistent with the Staff’s comments.

Other income, page 23

COMMENT 4.	We note your response to comment 2 of our letter dated February 23, 2012. Please explain in greater detail why you do not believe this comment is relevant, simply because you now present financial data on an annual basis. Alternatively, please revise your disclosure to quantify and describe the nature of the additional expenses that were discovered.

Response:	The amounts discovered were not material to our financial statements as at the time we owned a minority interest in the South African business, and our portion of the additional expenses discovered since inception of approximately $23,000 were not material to our presentation on an equity basis.

Item 16. Exhibits and Financial Statement Schedules, page 106

COMMENT 4.	Please submit all exhibits as promptly as possible. Please also consider providing us with a draft of your legality opinion with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response:	We have provided exhibits with this filing and we will submit additional exhibits under amendment.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Chief Executive Officer

2